TORYS LLP
NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
Direct Fax 212.682.0200
dmiller@torys.com


05008536

June 1, 2005


RECEIVED
JUN 0 2 2005
213
PROCESSING
SECTION

By Overnight Courier

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we herewith submit, on behalf of our client, Trilogy Energy Trust (the "Trust"), the following documents:

1. News release, dated May 20, 2005.

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (212) 880-6079 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,

Daniel M. Miller

Enclosure
cc: Bernard Lee
Charles Morin
Scott Carrothers
Trilogy Energy Trust
Marcus Archer
Macleod Dixon LLP

5437196.1
32529-2004

File No. 82-34876


TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

May 20, 2005

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES MAY 2005 DISTRIBUTION

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) today announced that its cash distribution for May 2005 will be $0.16 per Trust Unit. The distribution is payable on June 15, 2005 to unitholders of record on May 31, 2005. The ex-distribution date is May 27, 2005. The Trust expects that monthly distributions of $0.16 per Trust Unit will be sustainable for the foreseeable future assuming the current forward market for petroleum and natural gas prices and based on current production forecasts.

About TET
Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information
This news release contains forward-looking information. Implicit in this information are assumptions regarding petroleum and natural gas prices, production, royalties and expenses which, although considered reasonable by TET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in TET's plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by TET that actual results achieved will be the same as those forecast herein.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
B.K. (Bernie) Lee, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915